13014132

* 8D 3/11

Ab 3/13

SEC Mail Processing Section

MAR 01 2013

Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-41562

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HSBC Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue
(No. and Street)

New York	NY	10018-2786
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tiberio Massaro 212-525-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
((Name – *if individual, state last, first, middle name*))

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

KA

OATH OR AFFIRMATION

I, Tiberio Massaro, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of HSBC Securities (USA) Inc., as of December 31, 2012, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

VINCENT J. TOIA
Notary Public, State of New York
No 01-4989328
Qualified in Suffolk County
Cert. Filed in New York County
Commission Expires Dec 02 2013

Vincent J Toia

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Financial Condition and Supplemental Schedules

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

This report is deemed PUBLIC in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 and Regulations 1.10(g), 145.5, and 145.9
under the Commodity Exchange Act

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
HSBC Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of HSBC Securities (USA) Inc., an indirect wholly owned subsidiary of HSBC Holdings plc, as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly in all material respects, the financial position of HSBC Securities (USA) Inc. as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition as a whole. The information contained in Schedules I through VII is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information in Schedules I through VII has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I through VII is fairly stated in all material respects in relation to the statement of financial condition as a whole.

KPMG LLP

February 28, 2013

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Statement of Financial Condition

December 31, 2012

(Dollars in thousands)

Assets

Assets:		
Cash	$	96,446
Cash and securities segregated under federal and other regulations		494,893
Financial instruments, at fair value		2,687,544
Financial instruments, at fair value, pledged		13,547,327
Securities purchased under agreements to resell		40,320,285
Receivable under securities borrowing arrangements		19,231,471
Receivable from brokers, dealers, clearing organizations and customers		1,296,385
Goodwill		10,865
Other assets		214,823
Total assets	$	77,900,039

Liabilities and Stockholder's Equity

Liabilities:		
Short-term borrowings	$	152,381
Financial instruments sold, not yet purchased, at fair value		1,005,420
Financial instruments sold, not yet purchased, at fair value, obligation to return collateral		10,656,249
Securities sold under agreements to repurchase		61,976,315
Payable under securities lending arrangements		170,310
Payable to brokers, dealers, clearing organizations and customers		1,951,667
Accounts payable and accrued liabilities		428,578
Total liabilities		76,340,920
Commitments and contingent liabilities:		
Liabilities subordinated to claims of general creditors		650,000
Stockholder's equity		909,119
Total liabilities and stockholder's equity	$	77,900,039

See accompanying notes to the statement of financial condition.

(1) Organization

HSBC Securities (USA) Inc. (the Company) is a wholly owned subsidiary of HSBC Markets (USA) Inc. (the Parent) whose ultimate parent is HSBC Holdings plc (HSBC). The Company is an indirect wholly owned subsidiary of HSBC North America Holdings Inc. (HNAH), which is an indirect wholly owned subsidiary of HSBC.

The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and a registered Futures Commission Merchant (FCM) with the Commodity Futures Trading Commission (CFTC). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through the Company, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. The Company is engaged in underwriting, dealing, and brokering a full range of debt and equity securities and futures contracts. The Company is also a primary dealer in U.S. Government and government agency securities.

The Company is a member of the Financial Industry Regulatory Authority (FINRA), New York Stock Exchange (NYSE), CME Group Inc. (CME), Intercontinental Exchange (ICE), LCH. Clearnet Ltd (LCH) and The Options Clearing Corporation (OCC). The Company is eligible to clear over-the-counter derivatives at the CME, ICE and LCH.

The Company utilizes Pershing LLC (Pershing), a nonaffiliated broker-dealer, as its clearing agent for general securities brokerage transactions. Pershing carries the cash and margin accounts for the Company's retail brokerage customers (both domestic and international) on a fully disclosed basis. The Company is self-clearing for its businesses other than its retail brokerage and certain Private Banking businesses.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and prevailing industry practice, both of which require the use of estimates by management. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value measurements of certain financial assets and financial liabilities, by their nature, are based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis based on historical and existing environmental factors such as industry, political and economic data, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Management does not believe that actual results will differ materially from these estimates. HNAH is committed to providing the necessary capital and liquidity to fund continuing operations of the Company.

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

(b) Financial Instruments and Financial Instruments Sold, Not Yet Purchased

Financial instruments and financial instruments sold, not yet purchased, including proprietary securities, options, futures and other derivative transactions, are reported in the statement of financial condition on a trade-date basis and are recorded at fair value. Refer to note 6(c), *Fair Value Measurements and Hierarchy*, for further discussion on fair value measurements.

Securities, options, futures and other derivative transactions executed by the Company as agent for customers are reflected in the statement of financial condition on a settlement date basis, with related commission revenues and expenses reported on a trade-date basis. Receivables and payables relating to transactions that have not reached their contractual settlement date are reflected net on the statement of financial condition.

(c) Collateralized Financing Transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at fair value. Reverse repurchase and repurchase agreements with the same counterparty, same maturity date, and which are subject to master netting arrangements, are presented net in the statement of financial condition in accordance with the guidance issued by the Financial Accounting Standards Board (FASB). In connection with reverse repurchase agreements, it is the Company's policy to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when appropriate.

Securities borrowing and securities lending arrangements are treated as collateralized financing agreements, which are recorded at fair value. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. The Company presents securities borrowing and securities lending transactions as receivable and payable under securities borrowing arrangements and lending arrangements, respectively, in the statement of financial condition.

During the normal course of business, the Company pledges its own assets as collateral pursuant to reverse repurchase agreements and securities borrowing arrangements. Trading inventory pledged as collateral, which can be sold or repledged by the creditor, is classified as *Securities received as collateral* on the statement of financial condition. To the extent the Company sells collateral pledged to it, principally to settle short sale transactions, this amount is recorded as *Obligation to return securities received as collateral* on the statement of financial condition.

(Continued)

(d) ***Income Taxes***

The Company is included in the consolidated federal income tax return filed by HNAH, and accounts for income taxes utilizing the asset and liability method. The Company's results of operations are included in the consolidated federal tax returns filed by HNAH and the unitary and combined state and local tax returns filed by HNAH and the Parent. In accordance with tax-sharing agreements, HNAH and the Parent allocate to the Company their proportionate share of the federal and state and local tax liabilities and benefits.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating loss and tax credit carryforwards. A valuation allowance is established if, based on all available evidence, including the application of its tax-sharing agreement with the Parent, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Foreign taxes paid are applied as credits to reduce federal income taxes payable.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(e) ***Principles of Consolidation***

The Company consolidates entities for which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority voting interest. As a result, the Company generally consolidates entities it has ownership, directly or indirectly, of over 50% of the outstanding voting shares of another entity. Since a controlling financial interest may be achieved through arrangements that do not involve a voting interest, the Company also evaluates entities for consolidation under the "variable interest model" in accordance with FASB guidance. The Company consolidates variable interest entities (VIE) when it has determined to hold the power that most significantly impacts the entity's economic performance or a right to absorb a majority of the entity's expected losses, or expected residual returns, or both. The Company conducts activities with an unconsolidated VIE. An affiliate of the Company currently consolidates this VIE. Information for the unconsolidated VIE is described as follows:

The Company is the administrator of Bryant Park Funding LLC (Bryant Park), a multi-seller asset-backed commercial paper conduit, established in June 2001 to provide securitization financing solutions for HSBC clients. The Company, as administrator for Bryant Park, is responsible for originating and structuring conduit financings for clients and managing the day-to-day activities of the conduit including funding, transaction monitoring, and operations. The Company receives a fixed fee for these administrative services. As of December 31, 2012, total assets and total liabilities for Bryant Park were $937,992 and $937,981, respectively.

(3) New Accounting Pronouncements Adopted

(a) Repurchase Agreements

In April 2011, the FASB issued a new Accounting Standards Update related to repurchase agreements. The new guidance removed the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and the related collateral maintenance guidance from the assessment of effective control. As a result, an entity is no longer required to consider the sufficiency of the collateral exchanged but will evaluate the transferor's contractual rights and obligations to determine whether it maintains effective control over the transferred assets. The new guidance was required to be applied prospectively for all transactions that occurred on or after January 1, 2012. The adoption of this guidance did not have an impact on our financial position.

(b) Fair Value Measurements and Disclosures

In May 2011, the FASB issued an Accounting Standards Update to converge with newly issued International Financial Reporting Standard (IFRS) 13, *Fair Value Measurement*. The new guidance clarifies that the application of the highest and best use and valuation premise concepts are not relevant when measuring the fair value of financial assets or liabilities. This Accounting Standards Update also requires new and enhanced disclosures on the quantification and valuation processes for significant unobservable inputs, transfers between Levels 1 and 2, and the categorization of all fair value measurements into the fair value hierarchy, even where those measurements are only for disclosure purposes. We adopted the new disclosure requirements effective January 1, 2012. See note 6(c), *Fair Value Measurement and Hierarchy*, in the statement of financial condition.

(c) Goodwill

In September 2011, the FASB issued an Accounting Standards Update that simplifies goodwill impairment testing. The new guidance provides entities with the option to first assess goodwill qualitatively to determine whether it is necessary to perform the required two-step quantitative goodwill impairment test. If it is determined that it is not more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, then the two-step quantitative impairment test would not be required. An entity may, however, choose to bypass the qualitative assessment for any reporting unit in any period and move directly to the two-step impairment test. The new guidance is effective for annual and interim goodwill impairment tests performed after January 1, 2012. We adopted the new guidance but decided not to elect the option to apply a qualitative assessment to our goodwill impairment test in 2012.

(4) New Accounting Pronouncements to be Adopted in Future Periods

Balance Sheet Offsetting

In December 2011, the FASB issued an Accounting Standards Update that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities will be required to disclose

(Dollars in thousands)

both gross information and net information about instruments and transactions eligible for offset in the statement of financial position and those which are subject to an agreement similar to a master netting arrangement. The new guidance is effective for all annual and interim periods beginning January 1, 2013. The adoption of this guidance will not have an impact on our financial position.

(5) Cash and Securities Segregated Under Federal and Other Regulations

As of December 31, 2012, cash of $274,212 and qualified securities with a market value of $220,681 have been segregated in special reserve bank accounts for the exclusive benefit of customers in accordance with Regulations 1.32 and 30.7 of the Commodity Exchange Act and Rule 15c3-3 of the Securities Exchange Act of 1934, respectively.

In the normal course of business, the Company has deposited U.S. Government securities, with a market value of $1,240,482 as of December 31, 2012, as collateral at various clearing organizations. These securities are included in financial instruments at market value, pledged on the statement of financial condition.

(6) Financial Instruments, at Fair Value, and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments, at fair value and financial instruments sold, not yet purchased, at fair value at December 31, 2012, consisted of the following:

		Financial instruments	Financial instruments sold, not yet purchased
U.S. government treasury notes, bonds, strips, and zeros	$	12,675,847	8,905,952
U.S. government agency securities		1,978,535	559,168
U.S. government treasury bills		168,868	1,635,932
Total U.S. government and government agency securities		14,823,250	11,101,052
Corporate debt		1,331,119	542,538
Equities		12,529	6,085
Municipal securities		5,222	—
Asset-backed securities		938	—
Other securities		476	—
Derivative financial instruments		61,337	11,994
Total	$	16,234,871	11,661,669

(Dollars in thousands)

	Financial instruments	Financial instruments sold, not yet purchased
Less:		
Financial instruments pledged	$ (13,547,327)	—
Obligation to return collateral	—	(10,656,249)
	$ 2,687,544	1,005,420

As part of its financing activities, the Company has also accepted collateral that it is permitted to sell or repledge, the fair value of which was $59,551,755 as of December 31, 2012. Collateral in the amount of $72,380,064 has been sold or repledged. This is in excess of amounts recorded in the statement of financial condition due to various netting arrangements.

(a) Derivative Financial Instruments

In the normal course of its business, the Company enters into derivative transactions including financial futures contracts, exchange-traded options, securities purchased or sold on a delayed delivery or forward basis, credit default swaps, FX forwards and interest rate swaps. These derivative instruments are held for trading purposes and as economic hedges to manage its exposure to market, credit, and interest rate risks. Derivative instruments are recorded at fair value in the statement of financial condition.

A summary of the Company's derivative instruments, executed through regulated exchanges and over the counter markets, at contract or notional amounts, together with their fair values at December 31, 2012, is presented below. Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of the potential loss.

	Contractual/ notional amount	Derivative assets (1)		Derivative liabilities (1)	
		Balance sheet location	Fair value	Balance sheet location	Fair value
Interest rate derivatives:					
Futures	$ 3,725,600	Financial instruments, at market value	$ —	Financial instruments sold, not yet purchased, at market value	$ —
Options	2,000,000	Financial instruments, at market value	31	Financial instruments sold, not yet purchased, at market value	(19)
Interest rate swaps	14,140,000	Financial instruments, at market value	2,629	Financial instruments sold, not yet purchased, at market value	(5,979)

	Contractual/ notional amount	Derivative assets (1)		Derivative liabilities (1)	
		Balance sheet location	Fair value	Balance sheet location	Fair value
FX forwards	$ 16,250	Financial instruments, at market value	$ —	Financial instruments sold, not yet purchased, at market value	$ (746)
IR forwards	9,181,546	Financial instruments, at market value	58,677	Financial instruments sold, not yet purchased, at market value	(5,250)
Total	$ 29,063,396		$ 61,337		$ (11,994)

(1) The derivative assets and derivative liabilities presented above may be eligible for netting and consequently may be shown net again on a different line item on the statement of financial condition. Balance sheet categories in the above table represent the location of the assets and liabilities absent the netting of the balance.

(b) Fair Value Option

The FASB issued guidance that provides a fair value option that allows the Company to irrevocably elect fair value, on an instrument-by-instrument basis, as the initial and subsequent measurement attribute for most financial assets, financial liabilities, and unrecognized firm commitments, previously recognized at fair value. The guidance permits the Company to elect to measure certain eligible items at their initial recognition or upon occurrence of an event that gives rise to a new basis of accounting for that eligible item. The Company elected to measure collateralized financing transactions at fair value effective January 1, 2008, as the positions are managed on a fair value basis.

(c) Fair Value Measurements and Hierarchy

Accounting principles related to fair value measurements provide a framework for measuring fair value and focuses on an exit price in the principal (or, alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the Fair Value Framework). The Fair Value Framework establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 measurements include most U.S. Government and government agency securities (noncallable), active exchange-traded equity securities, and exchange-traded derivatives.

Fair values determined by Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 measurements include government agency securities (callable), commercial paper, corporate and municipal bonds, reverse repurchase and repurchase agreements, certain equity securities and over-the-counter derivatives.

(Dollars in thousands)

Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. Level 3 measurements include auction rate securities (ARS) and certain mortgage-backed securities.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities at the end of each reporting period taking into consideration the valuation technique applied in determining fair value. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy upon review. The following table presents information about the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2012.

	Fair value measurement on recurring basis as of December 31, 2012					
	Level 1	Level 2	Level 3	Gross balance	Netting	Total
Assets:						
Securities segregated pursuant to federal and other regulations	$ 494,893	—	—	494,893	—	494,893
Securities purchased under agreements to resell and receivable under securities borrowing arrangements	—	83,566,900	—	83,566,900	(24,015,144) (1)	59,551,756
Financial instruments owned:						
U.S. government treasury notes, bonds, strips and zeros	12,675,847	—	—	12,675,847	—	12,675,847
U.S. government agency securities	1,563,154	415,381	—	1,978,535	—	1,978,535
U.S. government treasury bills	168,868	—	—	168,868	—	168,868
Corporate debt	—	1,331,119	—	1,331,119	—	1,331,119
Equities	11,763	766	—	12,529	—	12,529
Municipal securities	—	5,222	—	5,222	—	5,222
Asset-backed securities	—	920	18	938	—	938
Other securities	10	466	—	476	—	476
Financial instruments owned, excluding derivative assets	14,419,642	1,753,874	18	16,173,534	—	16,173,534
Derivative assets	31	61,306	—	61,337	— (2)	61,337
Total	$ 14,914,566	85,382,080	18	100,296,664	(24,015,144)	76,281,520

(Continued)

(Dollars in thousands)

	Fair value measurement on recurring basis as of December 31, 2012					
	Level 1	Level 2	Level 3	Gross balance	Netting	Total
Liabilities:						
Securities sold under agreements to repurchase and payable under securities lending arrangement	$ —	86,161,769	—	86,161,769	(24,015,144) (1)	62,146,625
Financial instruments sold, not yet purchased:						
U.S. government treasury notes, bonds, strips and zeros	8,905,952	—	—	8,905,952	—	8,905,952
U.S. government treasury bills	1,635,932	—	—	1,635,932	—	1,635,932
U.S. government agency securities	460,685	98,483	—	559,168	—	559,168
Corporate debt	—	542,538	—	542,538	—	542,538
Equities	6,057	28	—	6,085	—	6,085
Financial instruments sold, not yet purchased, excluding derivative liabilities	11,008,626	641,049	—	11,649,675	—	11,649,675
Derivative liabilities	19	11,975	—	11,994	— (2)	11,994
Total	$ 11,008,645	86,814,793	—	97,823,438	(24,015,144)	73,808,294

(1) Represents netting permitted on repurchase and reverse repurchase agreements when certain conditions are met.

(2) Represents counterparty and cash collateral netting that allow the offsetting of amounts relating to certain derivatives contracts if certain conditions are met.

The Company had no significant transfers between Levels 1 and 2 measurements within the fair value hierarchy.

(d) *Valuation Techniques for Major Assets and Liabilities*

Debt and Equity Securities

Where available, debt, preferred, exchange traded derivatives and equity securities are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities where possible.

The fair value measurements for Level 2 financial instruments are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying collateral. The Company determines whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

The valuation of Level 3 debt is less transparent due to ongoing market dislocation and uncertainty. For these securities, the Company applies valuation techniques that may include significant inputs that are unobservable from objective sources (which may include probability of default and loss severity based on the collateral types and the performance assumptions of the collateral). To ensure that the valuation presented is appropriate, the Company also compares the valuation output to the hypothetical estimates using the relevant market indices as inputs.

Auction Rate Securities

ARS bear short-term variable interest rates reset regularly through Dutch auctions. Auctions for certain types of ARS have failed since February 2008 as investor demand has significantly decreased and the dealers were unable to provide liquidity. The Company uses internally developed valuation techniques that use both observable market data as well as unobservable inputs to value ARS for which auctions have failed. The primary inputs are coupon and maturity as well as current discount margin on instruments bearing comparable risks.

Additionally, where available, a limited number of broker quotes and secondary market trades were also sourced when valuing the ARS.

Derivatives

Level 2 measurements include over-the-counter (OTC) derivatives that are valued using a model-based approach. Valuation models calculate the present value of expected future cash flows. The fair value for the majority of the Company's derivative instruments is determined based on internally developed models that utilize independently sourced market parameters, including interest rate yield curves and option volatilities.

(Dollars in thousands)

(7) Receivable from and Payable to Brokers, Dealers, Clearing Organizations and Customers

The balances shown as receivable from and payable to brokers, dealers, clearing organizations and customers comprise the following:

Receivable from:		
Exchanges and clearing organizations	$	902,616
Fail to deliver		155,250
Customers		130,766
Other receivables from brokers and dealers		107,753
	$	1,296,385
Payable to:		
Securities transactions not yet settled, net	$	993,745
Customers		690,522
Fail to receive		189,264
Exchanges and clearing organizations		58,906
Other payables to brokers and dealers		19,230
	$	1,951,667

The Company considers certain customers to be affiliates. Refer to note 10, *Related Parties*.

(8) Other Assets

The composition of other assets at December 31, 2012 was as follows:

Dividends and accrued interest receivable	$	87,994
Current tax receivable		41,286
Internally generated software, net		31,867
Deferred tax assets, net		25,240
Receivables from affiliates		18,146
Prepaid expenses		3,020
Exchange memberships, at cost (market value $2,140)		255
Other		7,015
	$	214,823

(9) Short-Term Borrowings

Short-term borrowings represent unsecured loans used to finance operations, including the securities settlement process.

(Dollars in thousands)

At December 31, 2012, two loans of $75,000 each were outstanding under committed and uncommitted unsecured credit lines with an affiliate. These credit facilities mature on May 31, 2013 and September 13, 2013, respectively.

Committed unsecured facilities represent contractual lines of credit with annual renewal dates. The committed unsecured bank lines have various maturity dates through December 2, 2013. Uncommitted unsecured and secured facilities represent lines of credit without a contractual obligation to fund that facility. These committed and uncommitted facilities are used to fund the day-to-day operations of the Company. At December 31, 2012, the Company had undrawn committed and uncommitted unsecured credit facilities totaling $4,050,000, of which $2,750,000 was with an affiliate and $1,300,000 was with third-party banks.

Interest rates on short-term borrowings are at market interest rates as of December 31, 2012.

In light of current market conditions, the Company has determined that a material adverse change has not occurred for line-of-credit arrangements that could require acceleration of repayment or termination of lines of credit.

(10) Related Parties

In the normal course of business, the Company's operations may include significant transactions conducted with affiliate entities. These transactions occur at prevailing market rates and terms and are governed by contractual agreements between the Company and its affiliates.

Balances and amounts resulting from transactions with related parties included in the statement of financial condition are presented below:

Assets:		
Cash	$	54,249
Financial instruments, at market value		74,214
Securities purchased under agreements to resell		6,930,152
Receivable from:		
Securities transactions not yet settled, net		187,669
Other receivables from brokers and dealers		51,595
Fail to deliver		47,106
Customers		69,102
Other assets		18,158

(Dollars in thousands)

Liabilities:		
Short-term borrowings	$	152,381
Securities sold under agreements to repurchase		4,721,163
Financial instruments sold not yet purchased, at market value		6,990
Payable to:		
Customers		359,820
Other payables to brokers and dealers		18,057
Fail to receive		60,389
Accounts payable and accrued liabilities		40,683
Liabilities subordinated to the claims of general creditors:		
Floating rate revolving subordinated loan due June 15, 2015 at three-month LIBOR plus 225 basis points	$	650,000

Employees of the Company may participate in benefit plans sponsored by HNAH and equity compensation plans sponsored by HSBC. Refer to note 11, *Post Retirement Benefits*, and note 12, *Stock Option Plans and Restricted Share Plan*, for further information.

The Company has entered into revolving subordinated loan agreements with two affiliates. The Company has a $700,000 revolving subordinated loan due June 15, 2015 with HNAH at three-month LIBOR plus 225 basis points. As of December 31, 2012, the Company has drawn $650,000 from the total line of $700,000. The Company also has a $500,000 revolving subordinated loan due to March 15, 2017 with HSBC USA Inc. at LIBOR plus 300 basis points. As of December 31, 2012, no amount has been drawn from the total line of $500,000.

The subordinated loans are covered by an agreement approved by FINRA and are, therefore, available in computing net capital under the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At December 31, 2012, the Company has entered into FX forwards and interest rate swaps with affiliates for notional values of $16,250 and $14,140,000, respectively.

(Continued)

(Dollars in thousands)

(11) Post Retirement Benefits

Employees of the Company are covered under HNAH's noncontributory defined-benefit pension plan and defined-contribution pension plan. In addition, certain employees of the Company are covered under HNAH's welfare benefit plan providing retiree medical benefits. These plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). HNAH reserves the right to amend, suspend, or terminate the plans and the benefits provided to the extent permitted by law, in whole or in part, at any time and for any reason.

(a) Pension Plan

The HSBC – North America (U.S.) Pension Plan (Pension Plan) is a defined-benefit pension plan sponsored by HNAH. The Pension Plan has both a final average pay formula, which uses base pay and years of credited service, and a cash balance formula. Participants become 100% vested after three years of service.

The final average pay formula covered all employees of the Company hired prior to January 1, 1997 who attained the age of 21 and completed one year of eligibility service, defined generally as a minimum of 1,000 hours in a 12-month period.

Employees hired on or after January 1, 1997 qualify for the cash balance formula, which provides employees who have attained the age of 21 and have completed one year of eligibility service with the Company paid retirement account credits equal to 2% of eligible pay plus interest credits. The definition of eligible pay includes base pay, bonus pay, commissions, and overtime.

In November 2009, the HNAH Board of Directors approved a plan to cease all future benefit accruals of final average pay formula participants effective January 1, 2011. Any service or pay earned by such participants after December 31, 2010 will not be used in benefit calculations under the final average pay formula. However, continued employment with a participating HSBC employer will maintain a participant's eligibility to reach age and service milestones for early retirement subsidies and features which may be available under the formula. Pension Plan accruals of all eligible participants beginning January 1, 2011, including participants who had accrued a benefit under the final average pay formula, will only be provided under the cash balance formula.

In July 2012, the HNAH Board of Directors approved a plan to cease all future benefit accruals of cash balance formula participants effective January 1, 2013. Any service or pay earned by such participants after December 31, 2012 will not be used for benefit calculations under the cash balance formula. Interest rate credits will continue to be credited to existing cash balance accounts until the account is distributed to the participant or beneficiary(ies) of the account.

The costs of the Pension Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Pension Plan's net assets as they relate to the employees of the Company.

(Dollars in thousands)

(b) Tax Reduction Investment Plan (TRIP)

The TRIP is a defined-contribution pension plan sponsored by HNAH. All employees of the Company who have completed 30 days of employment are eligible to participate in TRIP. Employees may elect to contribute up to 40% of their salaries, overtime, commissions, and bonuses up to the legal limitations. HNAH matches employee contributions \$3-for-\$1 on the first 1% contribution. In addition, HNAH matches \$1-for-\$1 on the next 2% to 4% of earnings contributed.

Participants are 100% vested in the value of their personal contributions, the employer matching contributions, and earnings and/or losses on such contributions. Although employees are eligible to contribute to the TRIP with respect to pay periods beginning after 30 days of employment, the employer matching contributions do not begin until pay periods beginning after completion of 12 months of service.

(c) Retiree Medical

The HSBC – North America (U.S.) Retiree Health Plan (Retiree Health Plan) is an employee welfare benefit plan sponsored by HNAH. Employees of the Company who were hired before January 1, 1993 (except certain former Republic National Bank employees) are generally eligible to participate in the retiree medical benefit component of the Retiree Health Plan provided that, at the time the employee retires, the employee is employed by the Company as a regular full-time employee, qualifies for an immediate pension benefit from the Pension Plan, and meets certain age and service requirements. Employees hired or rehired by the Company on or after January 1, 1993 are not eligible for retiree medical benefits.

The premium amount paid by retirees for retiree medical benefit coverage varies by type of coverage, retirement date and total years of credited service, although the Company generally pays the entire cost of coverage for individuals who retired before January 1, 1993, subject to a contribution limitation based on the cost of coverage in 1992. The coverage for retirees over age 65 is limited to a Medicare supplement plan with a lifetime maximum of \$20 per covered person.

(12) Stock Option Plans and Restricted Share Plan

In 2012, equity awards of HSBC were granted to eligible employees under the restricted share plan:

(a) Group Share Option Plan

The Group Share Option Plan was a discretionary long-term incentive compensation plan available prior to 2005 to certain employees based on performance criteria. Options were granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions.

Since 2004, no options have been granted under the Group Share Option Plan as the plan was terminated by HSBC in May 2005. Options outstanding and exercisable were for 986,596 shares at December 31, 2012. The weighted average exercise price for options outstanding was \$11.03. The

(Dollars in thousands)

range of exercise prices on options outstanding was between $9.73 and $11.78. The outstanding options were fully vested at December 31, 2012.

(b) HSBC Holdings Savings-Related Share Option Plan

Options have been granted to employees of the Company under the HSBC Holdings Savings-Related Share Option Plan. Under the plan, employees have the choice to buy shares in HSBC at a discounted price fixed at the beginning of a one-, three-, or five-year contribution period. Employee contributions to the plan cannot exceed $400 per month. At the end of the one-, three-, or five-year periods, employees have a six-month period to exercise their option to buy HSBC shares or receive the cash equivalent of selling all or a portion of the shares back to the Company at the market price at the date of exercise.

During 2012, 250,886 options were granted. Options outstanding at December 31, 2012 were 633,900. The weighted average price outstanding was $6.38. The weighted average vesting period for options outstanding, at December 31, 2012, was 1.64 years.

There were 37,163 options exercisable at December 31, 2012. The exercise price on options outstanding was between $4.89 and $12.19.

(c) Restricted Share Plan

In 2008 and prior, equity incentive awards were granted to eligible employees under a restricted share plan. The Company awarded eligible employees restricted share units (RSUs) for awards granted during 2009 through 2012. These RSUs are recorded as a liability over the relevant vesting period and the Company delivers cash to HSBC when the shares vest to the employees.

(Dollars in thousands)

(13) Income Taxes

At December 31, 2012, the Company had total net deferred tax assets consisting of federal and state and local tax assets as follows:

Net operating loss carryforward, federal and state	$	190,634
Alternative minimum tax carryforward		2,291
Restricted stock share awards, deductible when paid		25,693
Real Estate Mortgage Investment Conduit (REMIC) income		4,794
Accrued bonus expense net of Section 481(a) adjustment		23,916
Other		4,600
Total deferred tax asset		251,928
Less:		
Valuation allowance		193,598
Pension		25,663
Underwriting fees		6,668
Other		759
Net deferred tax asset	$	25,240

At December 31, 2012, we had net operating loss carryforwards of $88,000 for federal tax purposes, which expire as follows: $8,000 by 2018; $77,000 in 2022; and $3,000 in 2023.

At December 31, 2012, we had net operating loss carryforwards of $1,795,000 for state tax purposes, which expire as follows: $42,000 by 2026; $560,000 in 2027; $1,160,000 in 2028; $9,000 in 2031; and $24,000 in 2032.

For 2012, the beginning and ending amount of unrecognized tax benefits was $1.5 million. The total amount of unrecognized tax benefits at December 31, 2012 that, if recognized, would affect the effective tax rate is $0.6 million.

HSBC North America Consolidated Income Taxes

The Company is included in HNAH's consolidated Federal income tax return and in various combined state income tax returns. As such, the Company has entered into a tax allocation agreement with HNAH and its subsidiary entities (the HNAH Group) included in the consolidated returns, which govern the current amount of taxes to be paid or received by the various entities included in the consolidated return filings. As a result, the Company has looked at the HNAH Group's consolidated deferred tax assets and various sources of taxable income, including the impact of HSBC and HNAH Group tax planning strategies, in reaching conclusions on recoverability of deferred tax assets. Where a valuation allowance is determined to be necessary at the HNAH consolidated level, such allowance is allocated to principal subsidiaries within the HNAH Group as described below in a manner that is systematic, rational and consistent with the broad principles of accounting for income taxes.

The HNAH Group evaluates deferred tax assets for recoverability using a consistent approach that considers the relative impact of negative and positive evidence, including historical financial performance, projections of future taxable income, future reversals of existing taxable temporary differences, tax planning strategies, and any available carryback capacity.

In evaluating the need for a valuation allowance, the HNAH Group estimates future taxable income based on management approved business plans, future capital requirements and ongoing tax planning strategies, including capital support from HSBC necessary as part of such plans and strategies. The HNAH Group has continued to consider the impact of the economic environment on the North American businesses and the expected growth of the deferred tax assets. This evaluation process involves significant management judgment about assumptions that are subject to change from period to period.

In conjunction with the HNAH Group deferred tax evaluation process, based on forecasts of future taxable income, which include assumptions about the depth and severity of home price depreciation and the U.S. economic environment, including unemployment levels and their related impact on credit losses, the Company currently anticipates that its results of future operations will generate sufficient taxable income to realize its deferred tax assets. However, since these market conditions have created losses in the HNAH Group in recent periods and volatility in pre-tax book income, the analysis of the realizability of the deferred tax assets significantly discounts any future taxable income expected from continuing operations and relies to a greater extent on continued capital support from HSBC, including tax planning strategies implemented in relation to such support. HSBC has indicated they remain fully committed and have the capacity and willingness to provide capital as needed to run operations, maintain sufficient regulatory capital, and fund certain tax planning strategies.

Only those tax planning strategies that are both prudent and feasible, and which management has the ability and intent to implement, are incorporated into the analysis and assessment. The primary and most significant strategy is HSBC's commitment to reinvest excess HNAH Group capital to reduce debt funding or otherwise invest in assets to ensure that it is more likely than not that the deferred tax assets will be utilized.

Currently, it has been determined that the HNAH Group's primary tax planning strategy, in combination with other tax planning strategies, provides support for the realization of the net deferred tax assets recorded for the HNAH Group. Such determination is based on HSBC's business forecasts and assessment as to the most efficient and effective deployment of HSBC capital, most importantly including the length of time such capital will need to be maintained in the United States for purposes of the tax planning strategy.

During the first quarter of 2011, the HNAH Group identified an additional tax planning strategy that provides support for the realization of the deferred tax assets recorded for its foreign tax credits and certain state related deferred tax assets. The use of foreign tax credits is limited by the HNAH Group's U.S. tax liability and the availability of foreign source income. The tax planning strategy included the purchase of foreign bonds and REMIC residual interests. These purchases are expected to generate sufficient foreign source taxable income to allow for the utilization of the foreign tax credits before the credits expire and recognition of certain state deferred tax assets.

(Dollars in thousands)

Notwithstanding the above, the HNAH Group had valuation allowances against certain state deferred tax assets and certain Federal tax loss carryforwards prior to 2012 for which tax planning strategies did not provide appropriate support.

HNAH Group valuation allowances are allocated to the principal subsidiaries, including the Company. The methodology allocates the valuation allowance to the principal subsidiaries based primarily on the entity's relative contribution to the growth of the HSBC North America consolidated deferred tax asset against which the valuation allowance is being recorded.

If future results differ from the HNAH Group's current forecasts or the tax planning strategies were to change, a valuation allowance against some or all of the remaining net deferred tax assets may need to be established that could have a material adverse effect on the Company's results of operations, financial condition and capital position. The HNAH Group will continue to update its assumptions and forecasts of future taxable income, including relevant tax planning strategies, and assess the need for such incremental valuation allowances.

Absent the capital support from HSBC and implementation of the related tax planning strategies, the HNAH Group, including the Company, would be required to record a valuation allowance against the remaining deferred tax assets.

During the second quarter of 2011, the HNAH Group reached a pending resolution of an issue with the Internal Revenue Service (IRS) Appeals Office covering the tax periods 2004 and 2005. Resolution of this matter is anticipated within the next 12 months. There is no resulting impact to uncertain tax reserves.

The IRS began its audit of the HNAH Group's 2006 and 2007 income tax returns in 2009, with an anticipated completion in 2013. The IRS began their examination of 2008 and 2009 during the third quarter of 2011, with an anticipated completion in 2013.

The HNAH Group remains subject to state and local income tax examinations for years 2000 and forward, and is currently under audit by various state and local tax jurisdictions.

(14) Commitments and Contingent Liabilities

(a) Guarantees

In the normal course of business, the Company provides guarantees to securities clearing organizations and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearing organizations often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such agreements is deemed remote.

(Dollars in thousands)

(b) Commitments

At December 31, 2012, the Company had entered into forward starting reverse repurchase agreements and repurchase agreements of $4,327,810 and $1,413,065, respectively. All contracts expire either before or on January 31, 2013.

(c) Leases

At December 31, 2012, the Company was obligated under various lease agreements with an affiliated entity relating to property used for office space and business purposes. These lease agreements expired on December 31, 2012; however, the leases were automatically renewed until December 31, 2013.

(d) Litigation (presented in actual amounts)

In the ordinary course of business, the Company is routinely named as a defendant in, or as party to, various legal actions and proceedings relating to activities of its current and/or former operations. These legal actions and proceedings may include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief. Given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could have a material adverse effect on the statement of financial condition.

Participants in the U.S. mortgage securitization market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the U.S. mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitizations, and at particular participants within these groups. The Company previously participated in residential loan securitization activities as an underwriter. From 2005 to 2007, the Company acted as underwriter for approximately $33.5 billion of securities issued by affiliates, and the Company also acted as underwriter for $37 billion of securities issued by third-parties. As an underwriter, the Company's risks primarily relate to misrepresentations or omissions in the offering documents and other client communications.

The Company currently is named as a defendant in a number of actions in its role as underwriter of residential mortgage-backed securities (RMBS) offerings, which generally allege that the offering documents for securities issued by securitization trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. As an underwriter of securities issued by affiliates, the Company may be entitled to indemnification by its affiliates. Those affiliates may, in turn, be entitled to indemnification as well. Additionally, as an underwriter of securities issued by third-parties, the Company may be entitled to indemnification by the issuer of the security. While these indemnities were intended to protect the Company from exposure to liability, it is possible that the enforceability of these indemnities may be challenged, or that collection of indemnity payments may be impaired due to the financial condition of the indemnifying party.

(Dollars in thousands)

In September 2011, the Federal Housing Finance Agency (the FHFA), acting in its capacity as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac), filed an action in the U.S. District Court for the Southern District of New York against the Company, HNAH, several affiliates of the Company and five former and current officers and directors of HSI Asset Securitization Corporation (HASCO) seeking damages or rescission of mortgage-backed securities purchased by Fannie Mae and Freddie Mac that were either underwritten or sponsored by HSBC entities. The aggregate unpaid principal balance of the securities at issue was approximately $1.7 billion at December 31, 2012. This action, captioned Federal Housing Finance Agency, as Conservator for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation v. HSBC North America Holdings Inc. et al. (S.D.N.Y. No. CV 11-6189-LAK), is one of a series of similar actions filed against 17 financial institutions alleging violations of federal securities laws and common law in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008. This action, along with all of the similar FHFA RMBS actions that were filed in the U.S. District Court for the Southern District of New York, were transferred to a single judge, who directed the defendant in the first-filed matter, UBS, to file a motion to dismiss. In May 4, 2012, the District Court filed its decision on UBS' motion denying the motion to dismiss FHFA's securities law claims and granting the motion to dismiss FHFA's negligent misrepresentation claims. The District Court's ruling will form the basis for rulings on the other matters, including the action filed against the Company and its affiliates. Subsequently, UBS sought leave to appeal to the U.S. Court of Appeals for the Second Circuit on certain issues raised in the motion to dismiss. The District Court and the Court of Appeals granted the request for leave to appeal, and this appeal is pending before the Court of Appeals. In December 2012, the District Court scheduled a January 2013 meeting between the FHFA parties and the assigned Magistrate Judge to discuss mediation. This action is at a very early stage. At this time, we are unable to reasonably estimate the liability, if any, that might arise as a result of this action.

In January 2012, Deutsche Zentral-Genossenschaftsbank (DZ Bank) filed a summons with notice in New York County Supreme Court, State of New York, naming as defendants the Company, the Parent, HASCO, HNAH and other HSBC affiliates in connection with DZ Bank's alleged purchase of $122.4 million in RMBS from the HSBC defendants. In February 2012, HSH Nordbank AG (HSH) filed a summons with notice in New York County Supreme Court, State of New York, naming as defendants the Parent, other HSBC affiliates, and two Blaylock entities. The summons alleges that HSH purchased $41.3 million in RMBS from the HSBC and Blaylock defendants and has sustained damages as a result of material misrepresentations and omissions contained in the offering documents. In May 2012, HSBC removed both the DZ Bank and HSH cases to the United States District Court for the Southern District of New York. The cases were consolidated in an action captioned Deutsche Zentral-Genossenschaftsbank AG, New York Branch v. HSBC North America Holdings Inc. et al. (S.D.N.Y. No. 12-CV-4025) following removal. In September 2012, DZ Bank and HSH filed a consolidated complaint against all defendants named in their prior summonses other than HSBC. The consolidated complaint seeks recovery on fraud and other common law theories. This action is at a very early stage.

(Dollars in thousands)

In December 2012, Bayerische Landesbank (BL) filed a summons with notice in New York County Supreme Court, State of New York, naming as defendants HSBC, HSBC North America, HSBC USA, the Parent, HSBC Bank USA, HSI Asset Securitization Corp. and HSI. The summons alleges that BL purchased $75 million in RMBS from the defendants and has sustained unspecified damages as a result of material misrepresentations and omissions regarding loan underwriting standards contained in the offering documents. The claims against HSBC sound in fraud, fraudulent inducement, negligent misrepresentation, aiding and abetting fraud, breach of contract, and declaratory judgment. BL has 120 days to serve HSBC with the summons with notice.

In February 2012, Sealink Funding Ltd. (Sealink) filed a summons with notice in New York County Supreme Court, State of New York, naming as defendants 49 entities, including HNAH, the Parent and the Company. The summons alleges that Sealink purchased $948.8 million in RMBS from the defendants and has sustained unspecified damages as a result of material misrepresentations and omissions contained in the offering documents. The claims against the HSBC entities, who are named as underwriters of the related RMBS, are for (i) aiding and abetting fraud, (ii) negligent misrepresentation, (iii) breach of contract, and (iv) mutual mistake. Sealink has 120 days to serve the defendants with a complaint. In May 2012, Sealink filed a notice of discontinuance as to 43 of the defendants, including the HSBC entities.

In May 2012, the Federal Deposit Insurance Corporation, acting in its capacity as receiver for Citizens National Bank, filed an action against the Company and 16 other institutions seeking damages or rescission of mortgage-backed securities that were underwritten and sold by the defendants, including the Company. The action is captioned, Federal Deposit Insurance Corporation as receiver for Citizens National Bank, v. Bear Stearns Asset Backed Securities I, LLC, et al. (12-CV-4000). In June 2012, the defendants filed a joint motion to dismiss the complaint. We await the Court's ruling on that motion.

In August 2012, the Federal Deposit Insurance Corporation, acting in its capacity as receiver for Colonial Bank, filed two nearly identical actions, one in the Southern District of New York and the other in the Circuit Court of Montgomery County, Alabama, against the Company and several other institutions. The complaints seek damages or rescission of mortgage-backed securities that were underwritten and sold by the defendants, including the Company. The actions are captioned Federal Deposit Insurance Corporation, as receiver for Colonial Bank, case Nos. 12 CIV 6166 and 03-CV-2012-901035.00, respectively. The Company is sued as an underwriter only, and is exploring its right to indemnification by the issuers of the securities.

These actions are in their very early stages. At this time we are unable to reasonably estimate the liability, if any, that might arise as a result of these actions.

In addition, the Company and its affiliates have received subpoenas from the SEC and the U.S. Department of Justice seeking production of documents and information related to their involvement as an issuer, sponsor, depositor, trustee, custodian, servicer and, in the case of the Company, underwriter in specified private-label RMBS transactions. Also, in January 2012, the Company was served with a Civil Investigative Demand by the Massachusetts State Attorney

(Dollars in thousands)

General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

The Company expects this level of focus will continue and, potentially, intensify, so long as the U.S. real estate markets continue to be distressed. As a result, the Company may be subject to additional claims, litigation and governmental and regulatory scrutiny related to our participation in the U.S. mortgage securitization market, either individually or as a member of a group. The Company is unable to reasonably estimate the financial effect of any action or litigation relating to these matters. As situations develop, it is possible that any related claims could be significant.

In November 2012 a putative class action was filed by Paul Otto Koether IRA Rollover, on behalf of itself and all others similarly situated, against the directors and officers of Overseas Shipping Ltd. (Overseas) and the underwriters of a $300 million public offering of 8.0625% notes issued by Overseas in March 2012. Overseas itself filed for bankruptcy protection and was not named in the lawsuit. The claims against underwriters, which include the Company, are brought under Sections 11, 12 and 15 of the Securities Act of 1933. Due to the issuer's bankruptcy, the underwriters will not receive the benefit of indemnification by the issuer that might otherwise be available to them. We note this matter is in its initial stage and we are unable to reasonably estimate the liability, if any, that might arise as a result.

(15) Risk Management

(a) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

(b) Concentrations of Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities. The potential for changes in the market value of our trading positions is referred to as market risk. Such positions result from market-making, proprietary trading,

and investing activities. All of the Company's inventory positions are marked-to-market and changes recorded in Trading – net.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

The Company records all contractual commitments involving future settlement at fair value. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable from and payable to brokers, dealers, and clearing organizations.

(c) Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms, and duration of the contractual agreement, market fluctuations, and the value of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight.

The Company regularly transacts business with, and owns securities issued by, a range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates.

The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government and government agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations arise principally from financial or contractual commitments involving future settlements, fixed income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(Dollars in thousands)

(16) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the SEC, Regulation 1.17 of the CFTC, and the capital rules of the FINRA. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that it maintains a minimum net capital, as defined, equal to the greater of \$5,000 or 2% of aggregate debit balances arising from customer transactions, as defined. In addition, under the CFTC regulations, the Company is required to maintain a minimum net capital in an amount equal to the greater of \$1,000 or 8% of total risk margin in noncustomer accounts plus 8% of total risk margin in customer accounts, pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2012, the Company's net capital was \$1,118,285, which was 145.77% of aggregate debit balances, and \$994,187 in excess of its required net capital of \$124,098.

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

(Dollars in thousands)

Net capital:		
Total ownership equity	$	909,119
Deduct Ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		909,119
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		650,000
Other (deductions) or allowable credits		—
Total capital and allowable subordinated liabilities		1,559,119
Deductions and/or charges:		
Total nonallowable assets from:		
Receivable from brokers or dealers and clearing organizations		870
Receivables from customers		8,372
Receivables from noncustomers		—
Securities owned not readily marketable		17,943
Memberships in exchanges (at cost)		255
Investment in and receivables from affiliates, subsidiaries and associated partnerships		18,146
Property, furniture, equipment, leasehold improvements and rights under lease agreements (at cost, net of accumulated depreciation and amortization)		—
Other assets		168,015
Additional charges for customers' and noncustomers' security accounts		4,682
Additional charges for customers' and noncustomers' commodity accounts		290
Aged fail-to-deliver		870
Aged short security differences		50
Commodity futures contracts and spot commodities – proprietary capital charges		4,702
Other deductions and/or charges		65,871
Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		—
Total deductions and/or charges		290,066
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		1,269,053
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Contractual securities commitments		—
Subordinated securities borrowings		—
Trading and investment securities:		
Bankers' acceptances, certificates of deposit and commercial paper		—
U.S. and Canadian government obligations		63,797
State and municipal government obligations		206
Corporate obligations		61,857
Stocks and warrants		1,673
Options		—
Arbitrage		—
Other securities		23,235
Undue concentration		—
Other		—
		150,768
Net capital	$	1,118,285

The above computation does not differ materially from that, which was filed on January 25, 2013, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

(Continued)

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

(Dollars in thousands)

Computation of Alternate Net Capital Requirement

2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	124,098
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with note (A)		1,000
Net capital requirement		124,098
Excess net capital		994,187
Percentage of Net Capital to Aggregate Debits		145.77%
Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits		145.77
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	987,441

The above computation does not differ materially from that, which was filed on January 25, 2013, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

(Continued)

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

(Dollars in thousands)

Other Ratios

Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	41.69%
Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	—

Notes:

A The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1 Minimum dollar net capital requirement, or
  2 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

B Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company and partners' securities which were included in nonallowable assets.

C For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

The above computation does not differ materially from that, which was filed on January 25, 2013, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Computation for Determination of Reserve Requirements
for Broker-Dealers under Rule 15c3-3

December 31, 2012

(Dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	281,636
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		9,512
Credit balances in firm accounts which are attributable to principal sales to customers		45,657
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		49
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Other		683,174
Total credits	$	1,020,028
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E	$	73,176
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		33,966
Failed to deliver of customers' securities not older than 30 calendar days		10,253
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		649,748
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization		—
Other		—
Aggregate debit items		767,143
Less 3% charge		(23,014)
Total 15c3-3 debits	$	744,129
Reserve computation:		
Excess of total debits over total credits	$	—
Excess of total credits over total debits		275,900
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		—
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	$	466,267
Amount of deposit (or withdrawal) including value of qualified securities		(92,782)
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $123,485 value of qualified securities	$	373,485
Date of deposit (MMDDYY)		01/03/13

The above computation does not differ materially from that, which was filed on January 25, 2013, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

Schedule III

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Computation of CFTC Minimum Net Capital Requirement

December 31, 2012

(Dollars in thousands)

Amount of Customer Risk Maintenance Margin requirement	$	762,941		
Amount subject to 8% requirement			$	61,035
Amount of Non-Customer Risk Maintenance Margin requirement		723,916		
Amount subject to 8% requirement				57,913
			$	118,948
Minimum Dollar Amount Requirement			$	1,000
Minimum CFTC net capital requirement				118,949
CFTC Early Warning Level				130,843

The above computation does not differ materially from that, which was filed on January 25, 2013, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

Schedule IV

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Statement of Segregation Requirements and Funds in Segregation for Customers' Trading on U.S. Commodity Exchanges

December 31, 2012

(Dollars in thousands)

Segregation requirements:		
Net ledger balances:		
Cash	$	418,093
Securities (at market)		439,197
Net unrealized profit (loss) in open futures contracts traded on a contract market		86,128
Exchange traded options:		
Add – Market value of open options contracts purchased on a contract market		122,023
Deduct – Market value of open option contracts granted (sold) on a contract market		(54,733)
Net equity (deficit)		1,010,708
Accounts liquidating to a deficit and accounts with debit balances – gross amount		4,989
Less – Amount offset by customer owned securities		(4,910)
Amount required to be segregated		1,010,787
Funds in Segregated Accounts:		
Deposited in segregated funds bank accounts:		
Cash		16,747
Securities representing investments of customers' funds (at market)		—
Securities held for particular customers or options in lieu of cash (at market)		61,508
Margins on deposit with derivatives clearing organizations of contract markets:		
Cash		2,528
Securities representing investments of customers funds (at market)		451,974
Securities held for particular customers or option customers in lieu of cash (at market)		377,688
Net settlement from (to) derivatives clearing organizations of contract markets		72,245
Exchange traded options:		
Add – Value of open long options contracts		121,981
Deduct – Value of open short option contracts		(54,300)
Net equities with other FCMs:		
Net liquidating equity		31,787
Securities representing investments of customers' funds (at market)		—
Securities held for particular customers or option customers in lieu of cash (at market)		—
Segregated funds on hand		—
Total amount in segregation		1,082,158
Excess (deficiency) funds in segregation	$	71,371

The above computation does not differ materially from that, which was filed on January 25, 2013, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

Schedule V

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Statement of Segregation Requirements and Funds in Segregation for Customers'

Dealer Options Accounts

December 31, 2012

(Dollars in thousands)

Amount required to be segregated in accordance with Commission Regulation 32.6	$	—
Funds in segregated accounts:		
Cash		—
Securities (at market)		—
Total		—
Excess (deficiency) funds in segregation (subtract line 2.C from line 1)	$	—

The above computation does not differ materially from that, which was filed on January 25, 2013, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

Schedule VI

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulations 30.7

December 31, 2012

(Dollars in thousands)

Amounts to be set aside in separate Section 30.7 accounts	$	80,343
Total Funds in separate Section 30.7 accounts:		
Cash in Banks		6,820
Securities		23,215
Amounts held by members of foreign boards of trade		69,133
Amounts with other depositories designated by a foreign board of trade		—
Total funds in separate Section 30.7 accounts		99,168
Excess (deficiency) funds in separate Section 30.7 accounts	$	18,825

The above computation does not differ materially from that, which was filed on January 25, 2013, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings Plc)

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

(Dollars in thousands)

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession and control had been issued as of the report date) but for which the required action was not taken by respondent with the time frames specified under Rule 15c3-3.	$	—
A. Number of items		—
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3.	$	—
B. Number of items		—

The above computation does not differ materially from that, which was filed on January 25, 2013, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
HSBC Securities (USA) Inc.:

In planning and performing our audit of the statement of financial condition of HSBC Securities (USA), Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's statement of financial condition will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013